Exhibit 1
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                                   [Desc Logo]

                             NOTICE TO SHAREHOLDERS


                               DESC, S.A. DE C.V.


The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 26, 2001, declared a cash dividend in the amount of 29 Mexican cents per currently outstanding share, payable in four quarterly installments on July 2001, October 2001, January 2002, and April 2002, for the equivalent of 7.25 Mexican cents per share.

The shareholders may receive the fourth and last installment of said dividend, equal to 7.25 Mexican cents per share, beginning on April 18, 2002, at the offices of the corporation located at Paseo de los Tamarindos 400-B, 27th Floor, Col. Bosques de las Lomas, 05120 Mexico, D.F., against delivery of coupon 14 of the presently outstanding certificates. Shareholders whose shares are deposited in credit institutions or securities firms shall receive their dividends through said institutions or brokerage firms.

Such dividend is from the Consolidated Net Tax Account of the Corporation.

                  Mexico City, Federal District, April 5, 2002

                            /s/ Ernesto Vega Velasco

                              ERNESTO VEGA VELASCO
                       Secretary of the Board of Directors













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